BBV Vietnam S.E.A. Acquisition Corp.
161 Hue Lane
Hai Ba Trung District
Hanoi, Vietnam

February 6, 2008
VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Fax (202) 772-9210

Attention: Ms. Barbara C. Jacobs

RE:	BBV Vietnam S.E.A. Acquisition Corp.
Registration Statement on Form S-1 (Registration No. 333-146829)
Acceleration Request

Dear Ms. Jacobs:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, BBV Vietnam S.E.A. Acquisition Corp. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Friday, February 8, 2008, at 09:00 a.m. Eastern Time, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that:

1)	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the  filing effective, does not relieve the Company from its full responsibility for the adequacy and  accuracy of the disclosure in the filing; and

3)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Staff in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Avisheh Avini, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY 10017, telephone (212) 692-6200.

Very truly yours,

/s/ Eric M. Zachs
Eric M. Zachs, President

cc:	Securities and Exchange Commission
Matthew Crispino
BBV Vietnam S.E.A. Acquisition Corp.
Eric M. Zachs
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Jeffrey P. Schultz, Esq.
Avisheh Avini, Esq.